Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

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H World Group Limited Reports Fourth Quarter and Full Year of 2022 Unaudited Financial Results

•	A total of 8,543 hotels or 809,478 hotel rooms in operation as of December 31, 2022.

•	Hotel turnover[1] increased 10.5% year-over-year to RMB13.1 billion in the fourth quarter of 2022, and increased 9.3% year-over-year to RMB49.6 billion for the full year of 2022. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 5.3% year-over-year in the fourth quarter of 2022 and increased 3.5% year-over-year for the full year of 2022.

•	Revenue increased 10.7% year-over-year to RMB3.7 billion (US$537 million)[2] in the fourth quarter of 2022, in line with the revenue guidance previously announced of a 7% to 11% increase compared to the fourth quarter of 2021, and increased 8.4% year-over-year to RMB13.9 billion (US$2.0 billion) for the full year of 2022. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2022 decreased 0.7% year-over-year, better than revenue guidance previously announced of a 1% to 5% decrease.

•	Net loss attributable to H World Group Limited was RMB124 million (US$19 million) in the fourth quarter of 2022, compared with RMB459 million in the fourth quarter of 2021 and RMB717 million in the previous quarter. Net loss attributable to H World Group Limited was RMB1.8 billion (US$264 million) for the full year of 2022, compared with RMB465 million for the full year of 2021. Net loss attributable to H World Group Limited from the Legacy-Huazhu segment was RMB84 million in the fourth quarter of 2022, compared with net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB419 million in the fourth quarter of 2021 and net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB731 million in the previous quarter. Net loss attributable to H World Group Limited from Legacy-Huazhu segment was RMB1.4 billion for the full year of 2022, compared with net income attributable to H World Group Limited from Legacy-Huazhu segment of RMB153 million for the full year of 2021.

•	EBITDA (non-GAAP) in the fourth quarter of 2022 was RMB529 million (US$76 million), compared with RMB46 million in the fourth quarter of 2021 and RMB149 million in the previous quarter. EBITDA (non-GAAP) for the full year of 2022 was RMB164 million (US$23 million), compared with RMB1.4 billion for the full year of 2021. EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB528 million in the fourth quarter of 2022, compared with a negative RMB23 million in the fourth quarter of 2021 and RMB55 million in the previous quarter. EBITDA from Legacy-Huazhu segment was RMB282 million for the full year of 2022, compared with RMB1.8 billion for the full year of 2021.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8972 on December 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB398 million (US$57 million) in the fourth quarter of 2022, compared with RMB278 million in the fourth quarter of 2021 and RMB491 million in the previous quarter. Adjusted EBITDA (non-GAAP) for the full year of 2022 was RMB610 million (US$88 million), compared with RMB1.6 billion for the full year of 2021. Adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) was RMB397 million in the fourth quarter of 2022, compared with RMB209 million in the fourth quarter of 2021 and RMB397 million in the previous quarter. Adjusted EBITDA (non-GAAP) from the Legacy-Huazhu segment was RMB728 million for the full year of 2022, compared with RMB2.0 billion for the full year of 2021.

•	In the first quarter of 2023, H World expects its revenue growth to be in the range of 61%-65% compared to the first quarter of 2022, or in the range of 53%-57% excluding DH. For the full year of 2023, H World expects revenue growth to be in the range of 42%-46% compared to the full year of 2022, or in the range of 46%-50% excluding DH.

•	For the full year of 2023, H World expects to open around 1,400 hotels and close 600-650 hotels.

Singapore/Shanghai, China, March 27, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results in the fourth quarter and full year ended December 31, 2022.

As of December 31, 2022, H World’s worldwide hotel network in operation totaled 8,543 hotels and 809,478 rooms, including 132 hotels from DH. During the fourth quarter of 2022, our Legacy-Huazhu business opened 244 hotels, including 5 leased and owned hotels and 239 manachised and franchised hotels, and closed a total of 109 hotels, including 13 leased and owned hotels and 96 manachised and franchised hotels. During the fourth quarter of 2022, the Legacy-DH business opened 6 hotels, including 2 leased hotels and 4 manachised and franchised hotels. As of December 31, 2022, H World had a total of 2,580 unopened hotels in our pipeline, including 2,544 hotels from the Legacy-Huazhu business and 36 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Fourth Quarter and Full Year of 2022 Operational Highlights

As of December 31, 2022, Legacy-Huazhu had 8,411 hotels in operation, including 623 leased and owned hotels, and 7,788 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 783,174 hotel rooms in operation, including 89,638 rooms under the lease and ownership model, and 693,536 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,544 unopened hotels in its pipeline, including 14 leased and owned hotels, and 2,530 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB240 in the fourth quarter of 2022, compared with RMB239 in the fourth quarter of 2021, RMB254 in the previous quarter, and RMB232 in the fourth quarter of 2019.

• The occupancy rate for all the Legacy-Huazhu hotels in operation was 66.2% in the fourth quarter of 2022, compared with 68.2% in the fourth quarter of 2021, 76.0% in the previous quarter, and 82.2% in the fourth quarter of 2019.

• Blended RevPAR was RMB159 in the fourth quarter of 2022, compared with RMB163 in the fourth quarter of 2021, RMB193 in the previous quarter, and RMB191 in the fourth quarter of 2019.

• For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB158 in the fourth quarter of 2022, representing a 9.2% decrease from RMB174 in the fourth quarter of 2021, with a 2.0% decrease in ADR and a 5.3-percentage-point decrease in occupancy rate; comparing the fourth quarter of 2022 with the pre-COVID fourth quarter of 2019, same-hotel RevPAR represented a 28.0% decrease from RMB209 in the fourth quarter of 2019, with a 5.8% decrease in ADR, and a 20.4-percentage-point decrease in occupancy rate.

Legacy-DH Only – Fourth Quarter and Full Year of 2022 Operational Highlights

As of December 31, 2022, Legacy-DH had 132 hotels in operation, including 81 leased and owned hotels and 51 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 26,304 hotel rooms in operation, including 15,328 rooms under the lease and ownership model, and 10,976 rooms under the manachise and franchise models. Legacy-DH also had unopened 36 hotels in our pipeline, including 26 leased and owned hotels and 10 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR122 in the fourth quarter of 2022, compared with EUR94 in the fourth quarter of 2021 and EUR114 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 59.3% in the fourth quarter of 2022, compared with 46.1% in the fourth quarter of 2021 and 66.1% in the previous quarter.

• Blended RevPAR was EUR72 in the fourth quarter of 2022, compared with EUR43 in the fourth quarter of 2021 and EUR75 in the previous quarter.

Jin Hui, CEO of H World commented: “We are very glad to see the strong resilience that our company has shown over the past years despite the tremendous difficulties and challenges brought by COVID. Also, we extend a hearty thanks to our customers, franchisees, employees and business partners who have helped and supported us to get through this tough period together. Now entering the post-COVID era, we will ‘stay the course’ with our “Sustainable Quality Growth” Strategy comprising three areas of key strategic focus. Firstly, we will continue the quality expansion of our hotel network, especially in the less-penetrated areas. Secondly, we will further develop our midscale and upper-midscale segments through our multiple-brand strategy. Lastly, we will further strengthen our operational capabilities to achieve higher efficiency, and provide better products and services to our customers as well as franchisees.”

“Moving to our business outside China, we are also happy to see our Legacy-DH business well on recovery trajectory. For the year of 2023, margin improvement will still be a top priority for Legacy-DH. Moreover, loyalty program, direct sales channel development, as well as further digitalization will also be our key areas of focus in 2023.”

Fourth Quarter and Full Year of 2022 Unaudited Financial Results

(RMB in millions)	Q4 2021	Q3 2022	Q4 2022	2021FY	2022FY
Revenue:
Leased and owned hotels	2,093	2,695	2,450	8,118	9,148
Manachised and franchised hotels	1,103	1,313	1,158	4,404	4,405
Others	152	85	98	263	309
Total revenue	3,348	4,093	3,706	12,785	13,862

Revenue in the fourth quarter of 2022 was RMB3.7 billion (US$537 million), representing a 10.7% year-over-year increase mainly driven by DH revenue growth and a 9.5% sequential decrease. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2022 was RMB2.8 billion, representing a 0.7% year-over-year decrease and a 12.8% sequential decrease. The decrease of revenue from the Legacy-Huazhu segment was mainly due to the impact of strict COVID policy. However, revenue from the Legacy-Huazhu was slightly better than the previously announced revenue guidance of a 1% to 5% decrease. It was mainly due to the accelerated recovery of our China business after the Chinese government had announced its reopening policy in mid-November. Revenue from the Legacy-DH segment in the fourth quarter of 2022 was RMB949 million, representing a 65.9% year-over-year increase and a 1.8% sequential increase. The increase was mainly due to the robust recovery of our European business since Europe’s opening-up starting from mid-February.

Revenue for the full year of 2022 was RMB13.9 billion (US$2.0 billion), representing an increase of 8.4% from the full year of 2021. Revenue from Legacy-Huazhu segment for the full year of 2022 was RMB10.7 billion, representing a 5.3% year-over-year decrease. For the full year of 2022, Legacy-Huazhu waived franchisee’s management fee payment of approximately RMB300 million. Revenue from the Legacy-DH segment for the full year of 2022 was RMB3.2 billion, representing a 108.5% year-over-year increase.

Revenue from leased and owned hotels in the fourth quarter of 2022 was RMB2.5 billion (US$355 million), representing a 17.1% year-over-year increase and a 9.1% sequential decrease. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the fourth quarter of 2022 was RMB1.5 billion, representing a 1.8% year-over-year decrease. It was mainly due to hotel closures. Revenue from leased and owned hotels from the Legacy-DH segment in the fourth quarter of 2022 was RMB913 million, representing a 72.9% year-over-year increase.

For the full year of 2022, revenue from leased and owned hotels was RMB9.1 billion (US$1.3 billion), representing an increase of 12.7% from the full year of 2021. Revenue from leased and owned hotels from Legacy-Huazhu segment for the full year of 2022 was RMB6.1 billion, representing a 9.2% year-over-year decrease. Revenue from leased and owned hotels from Legacy-DH segment for the full year of 2022 was RMB3.1 billion, representing a 113.7% year-over-year increase.

Revenue from manachised and franchised hotels in the fourth quarter of 2022 was RMB1.2 billion (US$168 million), representing a 5.0% year-over-year increase and a 11.8% sequential decrease. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the fourth quarter of 2022 was RMB1.1 billion, representing a 5.3% year-over-year increase. It was mainly driven by network expansion. Revenue from manachised and franchised hotels from the Legacy-DH segment in the fourth quarter of 2022 was RMB28 million, representing a 6.7% year-over-year decrease.

For the full year of 2022, revenue from manachised and franchised hotels was RMB4.4 billion (US$639 million), representing an increase of 0.0% from the full year of 2021. Revenue from manachised and franchised hotels from Legacy-Huazhu segment for the full year of 2022 was RMB4.3 billion, representing a 0.4% year-over-year decrease. Revenue from manachised and franchised hotels from Legacy-DH segment for the full year of 2022 was RMB81 million, representing a 30.6% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB98 million (US$14 million) in the fourth quarter of 2022, compared to RMB152 million in the fourth quarter of 2021 and RMB85 million in the previous quarter.

For the full year of 2022, other revenue was RMB309 million (US$45 million), compared with RMB263 million for the full year of 2021.

(RMB in millions)	Q4 2021	Q3 2022	Q4 2022	2021FY	2022FY
Operating costs and expenses:
Hotel operating costs	(3,194)	(3,045)	(3,430)	(11,282)	(12,260)
Other operating costs	(19)	(13)	(22)	(58)	(62)
Selling and marketing expenses	(183)	(181)	(169)	(641)	(613)
General and administrative expenses	(438)	(405)	(440)	(1,545)	(1,675)
Pre-opening expenses	(30)	(25)	(14)	(81)	(95)
Total operating costs and expenses	(3,864)	(3,669)	(4,075)	(13,607)	(14,705)

Hotel operating costs in the fourth quarter of 2022 were RMB3.4 billion (US$496 million), compared to RMB3.2 billion in the fourth quarter of 2021 and RMB3.0 billion in the previous quarter. The year-over-year increase was mainly due to a RMB195 million impairment loss of Legacy-Huazhu’s leased and owned hotels and a RMB169 million impairment loss of Legacy-DH. Hotel operating costs from the Legacy-Huazhu segment in the fourth quarter of 2022 were RMB2.4 billion, which represented 88.7% of the quarter’s revenue, compared to RMB2.3 billion or 84.0% of revenue in the fourth quarter in 2021 and RMB2.3 billion or 72.8% of revenue for the previous quarter.

For the full year of 2022, hotel operating costs were RMB12.3 billion (US$1.8 billion), compared to RMB11.3 billion in 2021. Hotel operating costs from Legacy-Huazhu segment for the full year of 2022 were RMB9.2 billion, which represented 86.1% of revenue, compared to RMB8.8 billion or 78.3% of revenue in 2021. In full year of 2022, Legacy-Huazhu conducted cost control measures and achieved rental reductions totaling approximately RMB300 million.

Selling and marketing expenses in the fourth quarter of 2022 were RMB169 million (US$25 million), compared to RMB183 million in the fourth quarter of 2021 and RMB181 million in the previous quarter. Selling and marketing expenses from the Legacy-Huazhu segment in the fourth quarter of 2022 were RMB88 million, which represented 3.2% of the quarter’s revenue, compared to RMB129 million or 4.6% of revenue in the fourth quarter in 2021, and RMB105 million or 3.3% of revenue for the previous quarter.

For the full year of 2022, selling and marketing expenses were RMB613 million (US$89 million), compared to RMB641 million in 2021. Selling and marketing expenses from Legacy-Huazhu segment for the full year of 2022 were RMB336 million, which represented 3.2% of revenue, compared to RMB460 million or 4.1% of revenue for the full year of 2021.

General and administrative expenses in the fourth quarter of 2022 were RMB440 million (US$64 million), compared to RMB438 million in the fourth quarter of 2021 and RMB405 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the fourth quarter of 2022 were RMB320 million, which represented 11.6% of the quarter’s revenue, compared to RMB308 million or 11.1% in the fourth quarter in 2021 and RMB330 million or 10.4% for the previous quarter.

For the full year of 2022, general and administrative expenses were RMB1.7 billion (US$243 million), compared to RMB1.5 billion in 2021. General and administrative expenses from Legacy-Huazhu segment for the full year of 2022 were RMB1.3 billion, which represented 11.8% of revenue, compared to RMB1.2 billion or 10.3% of revenue for the full year of 2021.

Pre-opening expenses in the fourth quarter of 2022 were primarily related to the Legacy-Huazhu segment and totaled RMB14 million (US$2 million), compared to RMB30 million in the fourth quarter of 2021 and RMB25 million in the previous quarter.

Pre-opening expenses for the full year of 2022 were RMB95 million (US$14 million), compared to RMB81 million in 2021, representing a year-over-year increase of 17.3%. Pre-opening expenses as a percentage of revenue were 0.7% in 2022, compared to 0.6% in 2021.

Other operating income, net in the fourth quarter of 2022 was RMB276 million (US$40 million), compared to RMB555 million in the fourth quarter of 2021 and RMB76 million in the previous quarter.

Other operating income, net for the full year of 2022 was RMB549 million (US$79 million), compared to RMB986 million in 2021. The year-over-year decrease was mainly attributable to a decrease in COVID-19 subsidy income in our DH business.

Losses from operations in the fourth quarter of 2022 was RMB93 million (US$13 million), compared to income from operations of RMB39 million in the fourth quarter of 2021 and income from operations of RMB500 million in the previous quarter. Losses from operations from the Legacy-Huazhu segment in the fourth quarter of 2022 was RMB3 million, compared to income from operations of RMB60 million in the fourth quarter of 2021 and RMB449 million in the previous quarter. Losses from operations from the Legacy-DH segment in the fourth quarter of 2022 were RMB90 million, compared to losses from operations of RMB21 million in the fourth quarter of 2021 and income from operations of RMB51 million in the previous quarter.

Losses from operations for the full year of 2022 were RMB294 million (US$43 million). Income from operations from Legacy-Huazhu segment for the full year of 2022 was RMB51 million, compared to RMB891 million in 2021.

Operating margin, defined as income from operations as a percentage of revenues, in the fourth quarter of 2022 was a negative 2.5%, compared with 1.2% in the fourth quarter of 2021 and 12.2% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the fourth quarter of 2022 was negative 0.1%, compared with 2.2% in the fourth quarter of 2021 and 14.2% in the previous quarter.

Operating margin for the full year of 2022 was negative 2.1%. Operating margin from Legacy-Huazhu segment for the full year of 2022 was 0.5%, compared with 7.9% in 2021.

Other expense, net in the fourth quarter of 2022 was RMB65 million (US$9 million), compared to RMB47 million in the fourth quarter of 2021 and RMB14 million for the previous quarter.

Other income, net for the full year of 2022 was RMB10 million (US$1 million), compared to RMB157 million in 2021.

Unrealized gains from fair value changes of equity securities in the fourth quarter of 2022 were RMB140 million (US$20 million), compared to unrealized losses from fair value changes of equity securities of RMB217 million in the fourth quarter of 2021, and unrealized losses from fair value changes of RMB313 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

For the full year of 2022, unrealized losses from fair value changes of equity securities were RMB359 million (US$52 million), compared to unrealized losses from fair value changes of equity securities of RMB96 million in 2021.

Income tax expense in the fourth quarter of 2022 was RMB203 million (US$30 million), compared to RMB16 million in the fourth quarter of 2021 and RMB434 million in the previous quarter. For the full year of 2022, income tax expense was RMB207 million (US$30 million), compared to RMB12 million in 2021.

Net loss attributable to H World Group Limited in the fourth quarter of 2022 was RMB124 million (US$19 million), compared to RMB459 million in the fourth quarter of 2021 and RMB717 million in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-Huazhu segment in the fourth quarter of 2022 was RMB84 million, compared to a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB419 million in the fourth quarter of 2021 and a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB731 million in the previous quarter.

Net loss attributable to H World Group Limited for the full year of 2022 was RMB1.8 billion (US$264 million), compared to RMB465 million in 2021.

Basic and diluted losses per share/American depositary share (ADS). In the fourth quarter of 2022, basic and diluted losses per share were RMB0.04 (US$0.01). Adjusted basic and diluted losses per share (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from basic and diluted losses per share, were RMB0.08 (US$0.01). Basic and diluted losses per ADS were RMB0.40 (US$0.06). Adjusted basic and diluted losses per ADS (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.82 (US$0.12).

For the full year of 2022, basic and diluted losses per share were RMB0.59 (US$0.08). Adjusted basic and diluted losses per share (non-GAAP) were RMB0.44 (US$0.06). Basic and diluted losses per ADS were RMB5.85 (US$0.85). Adjusted basic and diluted losses per ADS (non-GAAP) were RMB4.42 (US$0.64).

EBITDA (non-GAAP) in the fourth quarter of 2022 was RMB529 million (US$76 million), compared with RMB46 million in the fourth quarter of 2021 and RMB149 million in the previous quarter. EBITDA from the Legacy-Huazhu segment in the fourth quarter of 2022 was RMB528 million, compared with a negative RMB23 million in the fourth quarter of 2021 and RMB55 million in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, in the fourth quarter of 2022 was RMB398 million (US$57 million), compared with RMB278 million in the fourth quarter of 2021 and RMB491 million in the previous quarter. The adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) in the fourth quarter of 2022 was RMB397 million, compared with RMB209 million in the fourth quarter of 2021 and RMB397 million in the previous quarter.

EBITDA (non-GAAP) for the full year of 2022 was RMB164 million (US$23 million), compared with RMB1.4 billion in 2021. EBITDA from Legacy-Huazhu segment for the full year of 2022 was RMB282 million, compared with RMB1.8 billion in 2021. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the full year of 2022 was RMB610 million (US$88 million). The adjusted EBITDA (non-GAAP) from the Legacy-Huazhu segment for the full year of 2022 was RMB728 million, compared with RMB2.0 billion in 2021.

Cash flow. Operating cash inflow in the fourth quarter of 2022 was RMB1.0 billion (US$151 million). Investing cash inflow in the fourth quarter of 2022 was RMB149 million (US$22 million). Financing cash outflow in the fourth quarter of 2022 was RMB1.4 billion (US$203 million).

Operating cash inflow for the full year of 2022 was RMB1.6 billion (US$227 million), representing an increase of 16.5% from 2021. Investing cash outflow for the full year of 2022 was RMB522 million (US$76 million), compared to RMB1.4 billion in 2021. Financing cash outflow for the full year of 2022 was RMB1.4 billion (US$201 million), compared to RMB1.8 billion in 2021.

Cash and cash equivalents and Restricted cash. As of December 31, 2022, the Company had a total balance of cash and cash equivalents of RMB3.6 billion (US$520 million) and restricted cash of RMB1.5 billion (US$218 million). In January 2023, we successfully completed a public offering of approximately US$300 million ADSs. In March 2023, we liquidated all of the Company’s holdings of Accor’s share for net proceeds to the Company of approximately EUR300 million.

Debt financing. As of December 31, 2022, the Company had a total debt and net debt balance of RMB9.9 billion (US$1.4 billion) and RMB4.8 billion, respectively, and the unutilized credit facility available to the Company was RMB2.1 billion.

COVID update

For our Legacy-Huazhu business, our RevPAR in the fourth quarter of 2022 recovered to approximately 83% of the 2019 level. The recovery was accelerated after the Chinese government announced the reopening policy in mid-November. Breaking RevPAR down by month, our October, November and December 2022 RevPAR recovered to 74%, 87% and 91% of their respective 2019 levels.

Legacy-DH experienced a seasonal slowdown of RevPAR recovery in in the fourth quarter of 2022. Blended RevPAR recovered to 110% of the 2019 levels in the fourth quarter of 2022, primarily driven by the recovery of Steigenberger hotels in Qatar and Egypt. Excluding the positive effects of the FIFA World Cup and the COP27 UN Climate Conference, RevPAR recovered to 100% of the 2019 level. RevPAR recovery continued to be driven primarily by ADR increases, while occupancy levels still remained below the 2019 level. The gradual alleviation of energy-related risks reduced the price of energy in Europe. However, inflation continues to increase our operating costs. We will do our best to tackle the challenges brought by the rising costs through further ADR increases as well as an ongoing focus on cost reduction, process optimization and stringent cash management.

Guidance

H World expects to open around 1,400 hotels and close 600-650 hotels in 2023.

In the first quarter of 2023, H World expects its revenue growth to be in the range of 61%-65% as compared to the first quarter of 2022, or in the range of 53%-57% excluding DH.

For the full year of 2023, H World expects its revenue growth to be in the range of 42%-46% as compared to the full year of 2022, or to range from 46% to 50% excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Monday, March 27, 2023 (or 9 a.m. Hong Kong time on Tuesday, March 28, 2023) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BI1dea8c835421451bbf17968e92f691d6. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/7kgpb5k3 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA; adjusted EBITDA from the Legacy-Huazhu segment and adjusted EBITDA from the Legacy-DH segment excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally less significant in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of December 31, 2022, H World operated 8,543 hotels with 809,478 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of December 31, 2022, H World operates 13 percent of its hotel rooms under lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2021	December 31, 2022
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	5,116	3,583	520
Restricted cash	25	1,503	218
Short-term investments	2,589	1,788	259
Accounts receivable, net	521	1,113	161
Loan receivables, net	218	134	19
Amounts due from related parties, current	149	178	26
Inventories	88	70	10
Other current assets, net	847	809	117
Total current assets	9,553	9,178	1,330

Property and equipment, net	7,056	6,784	984
Intangible assets, net	5,385	5,278	765
Operating lease right-of-use assets	29,942	28,970	4,200
Finance lease right-of-use assets	2,235	2,047	297
Land use rights, net	206	199	29
Long-term investments	1,965	1,945	282
Goodwill	5,132	5,195	753
Amounts due from related parties, non-current	1	6	1
Loan receivables, net	98	124	18
Other assets, net	834	688	101
Deferred tax assets	862	1,093	158
Total assets	63,269	61,507	8,918

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	6,232	3,288	477
Accounts payable	968	1,171	170
Amounts due to related parties	197	71	10
Salary and welfare payables	591	657	95
Deferred revenue	1,366	1,308	190
Operating lease liabilities, current	3,628	3,773	547
Finance lease liabilities, current	41	41	6
Accrued expenses and other current liabilities	1,838	2,337	339
Income tax payable	418	500	72
Total current liabilities	15,279	13,146	1,906

Long-term debt	3,565	6,635	962
Operating lease liabilities, non-current	28,012	27,637	4,007
Finance lease liabilities, non-current	2,684	2,513	364
Deferred revenue	785	828	120
Other long-term liabilities	903	977	142
Deferred tax liabilities	853	858	124
Retirement benefit obligations	144	110	16
Total liabilities	52,225	52,704	7,641

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(441)	(64)
Additional paid-in capital	9,964	10,138	1,470
Retained earnings	1,037	(1,200)	(174)
Accumulated other comprehensive income	41	232	34
Total H World Group Limited shareholders' equity	10,935	8,729	1,266
Noncontrolling interest	109	74	11
Total equity	11,044	8,803	1,277
Total liabilities and equity	63,269	61,507	8,918

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8972 on December 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,093	2,695	2,450	355	8,118	9,148	1,326
Manachised and franchised hotels	1,103	1,313	1,158	168	4,404	4,405	639
Others	152	85	98	14	263	309	45
Total revenue	3,348	4,093	3,706	537	12,785	13,862	2,010

Operating costs and expenses:
Hotel operating costs:
Rents	(998)	(935)	(956)	(139)	(3,900)	(3,927)	(569)
Utilities	(122)	(163)	(162)	(23)	(506)	(603)	(87)
Personnel costs	(841)	(964)	(981)	(142)	(3,022)	(3,683)	(534)
Depreciation and amortization	(365)	(351)	(351)	(51)	(1,413)	(1,414)	(205)
Consumables, food and beverage	(281)	(286)	(289)	(42)	(969)	(1,026)	(149)
Others	(587)	(346)	(691)	(99)	(1,472)	(1,607)	(233)
Total hotel operating costs	(3,194)	(3,045)	(3,430)	(496)	(11,282)	(12,260)	(1,777)
Other operating costs	(19)	(13)	(22)	(3)	(58)	(62)	(9)
Selling and marketing expenses	(183)	(181)	(169)	(25)	(641)	(613)	(89)
General and administrative expenses	(438)	(405)	(440)	(64)	(1,545)	(1,675)	(243)
Pre-opening expenses	(30)	(25)	(14)	(2)	(81)	(95)	(14)
Total operating costs and expenses	(3,864)	(3,669)	(4,075)	(590)	(13,607)	(14,705)	(2,132)
Other operating income (expense), net	555	76	276	40	986	549	79
Income (losses) from operations	39	500	(93)	(13)	164	(294)	(43)
Interest income	23	23	27	4	89	87	13
Interest expense	(92)	(93)	(117)	(17)	(405)	(409)	(59)
Other (expense) income, net	(47)	(14)	(65)	(9)	157	10	1
Unrealized gains (losses) from fair value changes of equity securities	(217)	(313)	140	20	(96)	(359)	(52)
Foreign exchange (loss) gain	(112)	(359)	181	26	(317)	(641)	(93)
Income (loss) before income taxes	(406)	(256)	73	11	(408)	(1,606)	(233)
Income tax benefit (expense)	(16)	(434)	(203)	(30)	(12)	(207)	(30)
Income (loss) from equity method investments	(42)	(20)	3	0	(60)	(36)	(5)
Net income (loss)	(464)	(710)	(127)	(19)	(480)	(1,849)	(268)
Net (income) loss attributable to noncontrolling interest	5	(7)	3	0	15	28	4
Net income (loss) attributable to H World Group Limited	(459)	(717)	(124)	(19)	(465)	(1,821)	(264)

Gain arising from defined benefit plan, net of tax	13	-	22	3	13	22	3
Unrealized gains (losses) from fair value changes of debt securities, net of tax	-	-	57	8	-	57	8
Foreign currency translation adjustments, net of tax	7	7	82	12	(99)	112	16
Comprehensive income (loss)	(444)	(703)	34	4	(566)	(1,658)	(241)
Comprehensive (income) loss attributable to noncontrolling interest	5	(7)	3	0	15	28	4
Comprehensive income (loss) attributable to H World Group Limited	(439)	(710)	37	4	(551)	(1,630)	(237)

Earnings (losses) per share(1):
Basic	(0.15)	(0.23)	(0.04)	(0.01)	(0.15)	(0.59)	(0.08)
Diluted	(0.15)	(0.23)	(0.04)	(0.01)	(0.15)	(0.59)	(0.08)

Earnings (losses) per ADS:
Basic	(1.47)	(2.31)	(0.40)	(0.06)	(1.49)	(5.85)	(0.85)
Diluted	(1.47)	(2.31)	(0.40)	(0.06)	(1.49)	(5.85)	(0.85)

Weighted average number of shares used in computation:
Basic	3,117,745,440	3,107,798,883	3,109,528,097	3,109,528,097	3,114,124,244	3,111,196,757	3,111,196,757
Diluted	3,117,745,440	3,107,798,883	3,109,528,097	3,109,528,097	3,114,124,244	3,111,196,757	3,111,196,757

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	( in millions)
Operating activities:
Net income (loss)	(464)	(710)	(127)	(19)	(480)	(1,849)	(268)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15	29	9	1	109	87	13
Depreciation and amortization, and other	436	370	369	54	1,563	1,513	219
Impairment loss	320	10	390	57	380	491	71
Loss (income) from equity method investments, net of dividends	38	22	(3)	(0)	60	85	12
Investment (income) loss	245	550	(362)	(53)	67	662	96
Changes in operating assets and liabilities	458	182	1,008	146	(92)	166	24
Other	(181)	(1)	(242)	(35)	(265)	409	60
Net cash provided by operating activities	867	452	1,042	151	1,342	1,564	227

Investing activities:
Capital expenditures	(469)	(256)	(229)	(33)	(1,675)	(1,053)	(153)
Acquisitions, net of cash received	-	0	2	0	(742)	(57)	(8)
Purchase of investments	(49)	(300)	(23)	(3)	(521)	(401)	(58)
Proceeds from maturity/sale of investments	64	6	370	54	1,494	937	136
Loan advances	(96)	(29)	(30)	(4)	(181)	(182)	(26)
Loan collections	38	52	52	7	187	224	32
Other	9	2	7	1	36	10	1
Net cash provided by (used in) investing activities	(503)	(525)	149	22	(1,402)	(522)	(76)

Financing activities:
Payment of share repurchase	-	-	-	-	(0)	(334)	(48)
Proceeds from debt	167	3,721	2,288	332	2,383	7,101	1,030
Repayment of debt	(768)	(3,336)	(3,670)	(532)	(4,171)	(7,781)	(1,128)
Dividend paid	-	-	-	-	-	(416)	(60)
Other	3	76	(19)	(3)	(13)	36	5
Net cash provided by (used in) financing activities	(598)	461	(1,401)	(203)	(1,801)	(1,394)	(201)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(36)	149	79	11	(88)	297	43
Net increase (decrease) in cash, cash equivalents and restricted cash	(270)	537	(131)	(19)	(1,949)	(55)	(7)
Cash, cash equivalents and restricted cash at the beginning of the period	5,411	4,680	5,217	757	7,090	5,141	745
Cash, cash equivalents and restricted cash at the end of the period	5,141	5,217	5,086	738	5,141	5,086	738

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(459)	(717)	(124)	(19)	(465)	(1,821)	(264)
Share-based compensation expenses	15	29	9	1	109	87	13
Unrealized (gains) losses from fair value changes of equity securities	217	313	(140)	(20)	96	359	52
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	(227)	(375)	(255)	(38)	(260)	(1,375)	(199)

Adjusted earnings (losses) per share (non-GAAP)(2)
Basic	(0.07)	(0.12)	(0.08)	(0.01)	(0.08)	(0.44)	(0.06)
Diluted	(0.07)	(0.12)	(0.08)	(0.01)	(0.08)	(0.44)	(0.06)

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(0.73)	(1.21)	(0.82)	(0.12)	(0.83)	(4.42)	(0.64)
Diluted	(0.73)	(1.21)	(0.82)	(0.12)	(0.83)	(4.42)	(0.64)

Weighted average number of shares used in computation
Basic	3,117,745,440	3,107,798,883	3,109,528,097	3,109,528,097	3,114,124,244	3,111,196,757	3,111,196,757
Diluted	3,117,745,440	3,107,798,883	3,109,528,097	3,109,528,097	3,114,124,244	3,111,196,757	3,111,196,757

	Quarter Ended				Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(459)	(717)	(124)	(19)	(465)	(1,821)	(264)
Interest income	(23)	(23)	(27)	(4)	(89)	(87)	(13)
Interest expense	92	93	117	17	405	409	59
Income tax expense	16	434	203	30	12	207	30
Depreciation and amortization	420	362	360	52	1,503	1,456	211
EBITDA (non-GAAP)	46	149	529	76	1,366	164	23
Share-based compensation	15	29	9	1	109	87	13
Unrealized (gains) losses from fair value changes of equity securities	217	313	(140)	(20)	96	359	52
Adjusted EBITDA (non-GAAP)	278	491	398	57	1,571	610	88

H World Group Limited

Segment Financial Summary(1)

	Quarter Ended December 31, 2021			Quarter Ended September 30, 2022			Quarter Ended December 31, 2022
	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	1,565	528	2,093	1,793	902	2,695	1,537	913	2,450	355
Manachised and franchised hotels	1,073	30	1,103	1,291	22	1,313	1,130	28	1,158	168
Others	138	14	152	77	8	85	90	8	98	14
Revenue	2,776	572	3,348	3,161	932	4,093	2,757	949	3,706	537

Hotel operating costs	(2,331)	(863)	(3,194)	(2,301)	(744)	(3,045)	(2,446)	(984)	(3,430)	(496)
Selling and marketing expenses	(129)	(54)	(183)	(105)	(76)	(181)	(88)	(81)	(169)	(25)
General and administrative expenses	(308)	(130)	(438)	(330)	(75)	(405)	(320)	(120)	(440)	(64)
Pre-opening expenses	(30)	(0)	(30)	(25)	-	(25)	(14)	(0)	(14)	(2)

Income (losses) from operations	60	(21)	39	449	51	500	(3)	(90)	(93)	(13)

Net income (loss) attributable to H World Group Limited	(419)	(40)	(459)	(731)	14	(717)	(84)	(40)	(124)	(19)

Interest income	(23)	(0)	(23)	(23)	(0)	(23)	(27)	(0)	(27)	(4)
Interest expense	64	28	92	60	33	93	84	33	117	17
Income tax expense	37	(21)	16	446	(12)	434	260	(57)	203	30
Depreciation and amortization	318	102	420	303	59	362	295	65	360	52
EBITDA (non-GAAP)	(23)	69	46	55	94	149	528	1	529	76
Share-based Compensation	15	-	15	29	-	29	9	-	9	1
Unrealized (gains) losses from fair value changes of equity securities	217	-	217	313	-	313	(140)	-	(140)	(20)
Adjusted EBITDA (non-GAAP)	209	69	278	397	94	491	397	1	398	57

(1)	The Company presents segment information after elimination of intercompany transactions.

H World Group Limited

Segment Financial Summary(2)

	Year Ended December 31, 2022				Year Ended December 31, 2021
	Legacy Huazhu	Legacy DH	Total		Legacy Huazhu	Legacy DH	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB
	(in millions)				(in millions)
Leased and owned hotels	6,062	3,086	9,148	1,326	6,674	1,444	8,118
Manachised and franchised hotels	4,324	81	4,405	639	4,342	62	4,404
Others	269	40	309	45	231	32	263
Revenue	10,655	3,207	13,862	2,010	11,247	1,538	12,785

Hotel operating costs	(9,170)	(3,090)	(12,260)	(1,777)	(8,806)	(2,476)	(11,282)
Selling and marketing expenses	(336)	(277)	(613)	(89)	(460)	(181)	(641)
General and administrative expenses	(1,262)	(413)	(1,675)	(243)	(1,164)	(381)	(1,545)
Pre-opening expenses	(95)	(0)	(95)	(14)	(81)	(0)	(81)

Income (losses) from operations	51	(345)	(294)	(43)	891	(727)	164

Net income (losses) attributable to H World Group Limited	(1,420)	(401)	(1,821)	(264)	153	(618)	(465)

Interest income	(86)	(1)	(87)	(13)	(88)	(1)	(89)
Interest expense	278	131	409	59	291	114	405
Income tax expense	298	(91)	207	30	249	(237)	12
Depreciation and amortization	1,212	244	1,456	211	1,222	281	1,503
EBITDA (non-GAAP)	282	(118)	164	23	1,827	(461)	1,366
Share-based Compensation	87	-	87	13	109	-	109
Unrealized (gains) losses from fair value changes of equity securities	359	-	359	52	96	-	96
Adjusted EBITDA (non-GAAP)	728	(118)	610	88	2,032	(461)	1,571

(2)	The Company presents segment information after elimination of intercompany transactions.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2022	Closed (2) in Q4 2022	Net added in Q4 2022	As of December 31, 2022 (3)	As of December 31, 2022
Leased and owned hotels	5	(13)	(8)	623	89,638
Manachised and franchised hotels	239	(96)	143	7,788	693,536
Total	244	(109)	135	8,411	783,174

(1)	Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.
(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2022, we temporarily closed 10 hotels for brand upgrade and business model change purposes.
(3)	As of December 31, 2022, 572 hotels were requisitioned by governmental authorities.

	As of December 31, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,930	1,053
Leased and owned hotels	353	1
Manachised and franchised hotels	4,577	1,052
Midscale and upscale hotels	3,481	1,491
Leased and owned hotels	270	13
Manachised and franchised hotels	3,211	1,478
Total	8,411	2,544

Operational hotels excluding hotels under requisition(4)

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2021	2022	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	286	294	279	-2.6%
Manachised and franchised hotels	232	248	236	1.4%
Blended	239	254	240	0.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	67.4%	73.1%	63.1%	-4.3 p.p.
Manachised and franchised hotels	68.4%	76.4%	66.6%	-1.8 p.p.
Blended	68.2%	76.0%	66.2%	-2.0 p.p.
RevPAR (in RMB)
Leased and owned hotels	193	215	176	-8.8%
Manachised and franchised hotels	159	190	157	-1.2%
Blended	163	193	159	-2.6%

	For the quarter ended
	December 31,	December 31,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	277	279	0.5%
Manachised and franchised hotels	223	236	5.9%
Blended	232	240	3.6%
Occupancy Rate (as a percentage)
Leased and owned hotels	84.7%	63.1%	-21.6 p.p.
Manachised and franchised hotels	81.6%	66.6%	-15.0 p.p.
Blended	82.2%	66.2%	-16.0 p.p.
RevPAR (in RMB)
Leased and owned hotels	235	176	-25.2%
Manachised and franchised hotels	182	157	-13.6%
Blended	191	159	-16.6%

(4)	If including hotels under requisition, RevPAR in Q4 2022 would have been approximately 85% of the 2019 level.

Operational hotels excluding hotels under requisition(5)

	For full year ended
	December 31,	December 31,	yoy
	2021	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	286	272	-5.1%
Manachised and franchised hotels	232	231	-0.2%
Blended	239	236	-1.3%
Occupancy Rate (as a percentage)
Leased and owned hotels	70.6%	63.9%	-6.7 p.p.
Manachised and franchised hotels	72.4%	67.1%	-5.4 p.p.
Blended	72.2%	66.7%	-5.5 p.p.
RevPAR (in RMB)
Leased and owned hotels	202	174	-14.1%
Manachised and franchised hotels	168	155	-7.6%
Blended	172	157	-8.8%

	For full year ended
	December 31,	December 31,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	276	272	-1.8%
Manachised and franchised hotels	224	231	3.0%
Blended	234	236	0.6%
Occupancy Rate (as a percentage)
Leased and owned hotels	87.0%	63.9%	-23.0 p.p.
Manachised and franchised hotels	83.8%	67.1%	-16.7 p.p.
Blended	84.4%	66.7%	-17.7 p.p.
RevPAR (in RMB)
Leased and owned hotels	240	174	-27.8%
Manachised and franchised hotels	188	155	-17.5%
Blended	198	157	-20.5%

(5)	If including hotels under requisition, RevPAR in 2022 would have been approximately 82% of the 2019 level.

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of December 31,		ended December 31,		yoy change	ended December 31,		yoy change	ended December 31,		yoy change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3,199	3,199	137	123	-10.1%	183	181	-1.0%	75.0%	68.1%	-6.9
Leased and owned hotels	335	335	148	132	-11.1%	204	199	-2.6%	72.5%	66.2%	-6.4
Manachised and franchised hotels	2,864	2,864	135	122	-9.9%	179	178	-0.7%	75.5%	68.5%	-7.0
Midscale and upscale hotels	2,097	2,097	215	196	-8.6%	313	301	-3.8%	68.6%	65.1%	-3.4
Leased and owned hotels	227	227	245	222	-9.5%	387	361	-6.8%	63.4%	61.5%	-1.9
Manachised and franchised hotels	1,870	1,870	209	192	-8.4%	301	292	-3.2%	69.5%	65.7%	-3.7
Total	5,296	5,296	174	158	-9.2%	241	236	-2.0%	72.0%	66.7%	-5.3

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of December 31,		ended December 31,		yoy change	ended December 31,		yoy change	ended December 31,		yoy change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	1,969	1,969	167	122	-26.8%	188	180	-4.1%	88.6%	67.6%	-21.0
Leased and owned hotels	324	324	189	130	-31.5%	215	197	-8.3%	88.0%	65.8%	-22.2
Manachised and franchised hotels	1,645	1,645	161	120	-25.4%	181	176	-2.8%	88.8%	68.1%	-20.7
Midscale and upscale hotels	1,009	1,009	272	192	-29.4%	325	300	-7.9%	83.5%	64.0%	-19.5
Leased and owned hotels	166	166	329	202	-38.7%	395	335	-15.3%	83.3%	60.3%	-23.0
Manachised and franchised hotels	843	843	256	189	-26.1%	307	291	-5.1%	83.5%	65.0%	-18.5
Total	2,978	2,978	209	150	-28.0%	241	227	-5.8%	86.6%	66.2%	-20.4

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of December 31,		ended December 31,		yoy change	ended December 31,		yoy change	ended December 31,		yoy change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3,199	3,199	142	123	-13.6%	183	176	-3.6%	77.5%	69.5%	-8.0
Leased and owned hotels	335	335	155	133	-14.1%	207	194	-6.3%	74.5%	68.3%	-6.2
Manachised and franchised hotels	2,864	2,864	139	121	-13.5%	179	173	-3.1%	78.0%	69.7%	-8.3
Midscale and upscale hotels	2,097	2,097	224	196	-12.4%	315	301	-4.4%	71.0%	65.0%	-6.0
Leased and owned hotels	227	227	255	219	-14.1%	386	362	-6.3%	66.1%	60.6%	-5.5
Manachised and franchised hotels	1,870	1,870	218	191	-12.0%	303	291	-3.9%	71.9%	65.8%	-6.1
Total	5,296	5,296	179	156	-13.0%	240	231	-3.8%	74.6%	67.5%	-7.1

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of December 31,		ended December 31,		yoy change	ended December 31,		yoy change	ended December 31,		yoy change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	1,969	1,969	174	121	-30.5%	192	176	-8.7%	90.7%	69.0%	-21.7
Leased and owned hotels	324	324	195	130	-33.3%	215	191	-10.9%	90.8%	68.0%	-22.8
Manachised and franchised hotels	1,645	1,645	169	119	-29.6%	186	171	-7.9%	90.6%	69.3%	-21.4
Midscale and upscale hotels	1,009	1,009	276	190	-31.2%	331	300	-9.5%	83.2%	63.3%	-19.9
Leased and owned hotels	166	166	334	200	-40.0%	396	338	-14.6%	84.2%	59.1%	-25.1
Manachised and franchised hotels	843	843	258	187	-27.6%	311	289	-7.1%	82.9%	64.6%	-18.3
Total	2,978	2,978	212	147	-30.8%	241	219	-9.0%	87.9%	66.9%	-21.0

Operating Results: Legacy-DH(6)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2022	Closed in Q4 2022	Net added in Q4 2022	As of December 31, 2022(7)	As of December 31,2022	As of December 31,2022
Leased hotels	2	-	2	81	15,328	26
Manachised and franchised hotels	4	-	4	51	10,976	10
Total	6	-	6	132	26,304	36

(6)	Legacy-DH refers to DH.

(7)	As of December 31, 2022, a total of 3 hotels were temporarily closed. 1 hotel was closed due to flood damage, 1 hotel was closed due to extensive hotel refurbishment, and 1 hotel was closed for major repairs.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2021	2022	2022	change
Average daily room rate(in EUR)
Leased hotels	95	113	114	19.5%
Manachised and franchised hotels	93	116	134	44.6%
Blended	94	114	122	29.7%
Occupancy rate (as a percentage)
Leased hotels	42.9%	67.4%	60.0%	+17.1 p.p.
Manachised and franchised hotels	50.7%	64.1%	58.3%	+7.6 p.p.
Blended	46.1%	66.1%	59.3%	+13.2 p.p.
RevPAR(in EUR)
Leased hotels	41	76	68	67.3%
Manachised and franchised hotels	47	74	78	66.2%
Blended	43	75	72	66.8%

	For full year ended
	December 31,	December 31,	yoy
	2021	2022	change
Average daily room rate (in EUR)
Leased and owned hotels	91	110	20.1%
Manachised and franchised hotels	89	113	26.6%
Blended	90	111	22.9%
Occupancy Rate (as a percentage)
Leased and owned hotels	31.6%	56.0%	+24.4 p.p.
Manachised and franchised hotels	40.5%	56.4%	+15.9 p.p.
Blended	35.2%	56.2%	+21.0 p.p.
RevPAR (in EUR)
Leased and owned hotels	29	61	112.6%
Manachised and franchised hotels	36	64	76.4%
Blended	32	62	96.2%

Hotel Portfolio by Brand

	As of December 31, 2022
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,948	389,383	1,066
HanTing Hotel	3,257	288,956	652
Hi Inn	456	23,998	170
Ni Hao Hotel	159	11,534	199
Elan Hotel	836	39,948	-
Ibis Hotel	222	22,826	32
Zleep Hotels	18	2,121	13
Midscale hotels	2,898	317,117	1,146
Ibis Styles Hotel	85	8,864	25
Starway Hotel	567	47,378	242
JI Hotel	1,694	199,581	611
Orange Hotel	519	56,035	261
CitiGO Hotel	33	5,259	7
Upper midscale hotels	538	75,467	286
Crystal Orange Hotel	164	21,552	57
Manxin Hotel	112	10,601	59
Madison Hotel	52	7,195	64
Mercure Hotel	137	21,193	62
Novotel Hotel	17	4,424	19
IntercityHotel(8)	56	10,502	25
Upscale hotels	134	21,609	72
Jaz in the City	3	587	1
Joya Hotel	8	1,368	1
Blossom House	53	2,326	49
Grand Mercure Hotel	7	1,726	5
Steigenberger Hotels& Resorts(9)	54	14,040	8
MAXX (10)	9	1,562	8
Luxury hotels	15	2,318	5
Steigenberger Icon(11)	9	1,847	1
Song Hotels	6	471	4
Others	10	3,584	5
Other hotels(12)	10	3,584	5
Total	8,543	809,478	2,580

(8)	As of December 31, 2022, 5 operational hotels and 11 pipeline hotels of IntercityHotel were in China.

(9)	As of December 31, 2022, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(10)	As of December 31, 2022, 3 operational hotels and 8 pipeline hotels of MAXX were in China.

(11)	As of December 31, 2022, 3 operational hotels of Steigenberger Icon were in China.

(12)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).